                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  Schedule 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*
                                     FINAL

                                    DMX INC.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                          ----------------------------
                         (Title of Class of Securities)

                                   23323Q104
                                   ---------
                                 (CUSIP Number)

     Stephen M. Brett, Esq., Executive Vice President and General Counsel,
                           Tele-Communications, Inc.
    Terrace Tower II, 5619 DTC Parkway, Englewood, CO  80111, (303-267-5500)
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 JULY 11, 1997
                                 -------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box: [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See rule 13D-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          Exhibit Index is on Page 6

Cusip No. 23323Q104

________________________________________________________________________________
     (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

          TELE-COMMUNICATIONS, INC.
          84 - 1260157

________________________________________________________________________________
     (2)  Check the Appropriate Box if a Member of a Group
                                                                 (a)  [ ]
                                                                 (b)  [ ]

________________________________________________________________________________
     (3)    SEC Use Only

________________________________________________________________________________
     (4)    Source of Funds
            WC, AF, OO

________________________________________________________________________________
     (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                 [ ]

________________________________________________________________________________
     (6)  Citizenship or Place of Organization
          Delaware

________________________________________________________________________________
 Number of     (7)  Sole Voting Power         0 Shares
Shares Bene-        ____________________________________________________________
  ficially     (8)  Shared Voting Power       0 Shares
 Owned by           ____________________________________________________________
Each Report-   (9)  Sole Dispositive Power    0 Shares
 ing Person         ____________________________________________________________
   With        (10) Shared Dispositive Power  0 Shares

________________________________________________________________________________
     (11) Aggregate Amount Beneficially Owned by Each Reporting Person

                    0 Shares

________________________________________________________________________________
     (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

________________________________________________________________________________
     (13) Percent of Class Represented by Amount in Row (11)

                    0%

________________________________________________________________________________
     (14)            Type of Reporting Person

                             HC, CO

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

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 5)
                                     FINAL

                                  Statement of

                           TELE-COMMUNICATIONS, INC.

                        Pursuant to Section 13(d) of the
                        Securities Exchange Act of 1934

                                 in respect of

                                    DMX INC.
                         (Commission File No. 0-18806)


ITEM 1.  Security and Issuer
         -------------------

         Tele-Communications, Inc., a Delaware corporation ("TCI"), hereby amends and supplements its Statement on Schedule 13D (the "Statement"), with respect to the common stock, $.01 par value (the "Common Stock"), of DMX Inc., a Delaware corporation ("DMX"). DMX's principal executive offices are located at 11400 W. Olympic Blvd., Suite 1100, Los Angeles, California 90064-1507. Unless otherwise indicated, capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Statement.

         TCI is filing this amendment to the Statement as a result of the merger of TCI Merger Sub, Inc., an indirect wholly-owned subsidiary of TCI, with DMX, with DMX surviving as an indirect wholly-owned subsidiary of TCI. As a result of such merger, TCI ceased to be a beneficial owner of more than five percent of the Common Stock.

ITEM 4.  Purpose of Transaction
         ----------------------

         Item 4 of the Statement is hereby amended and supplemented by adding the following information thereto:

         On July 11, 1997, at a Special Meeting of Stockholders of DMX, the stockholders of DMX approved and adopted an Agreement and Plan of Merger, dated as of February 6, 1997, as amended by Amendment One to Merger Agreement dated May 29, 1997 (the "Merger Agreement"), among DMX, TCI, TCI Music, Inc., a wholly owned subsidiary of TCI ("TCI Music"), and TCI Merger Sub, Inc., a wholly owned subsidiary of TCI Music ("Merger Sub"), which provided for, among other things, Merger Sub merging with DMX (the "Merger"). The Merger became effective on July 11, 1997. Pursuant to the terms of the Merger Agreement, each outstanding share of Common Stock, including the Common Stock beneficially owned by TCI, was converted into the right to receive one quarter share of Series A Common Stock, $.01 par value per share, of TCI Music, one right with respect to each whole share of TCI Music Series A Common Stock and cash in lieu of fractional shares of TCI Music Series A Common Stock and rights. As a result, DMX became an indirect wholly owned subsidiary of TCI.

         The foregoing summary of the Merger is qualified in its entirety by reference to the complete terms, provisions and conditions thereof set forth in the Prospectus of TCI, the Prospectus of TCI Music and the Proxy Statement of DMX filed on June 12, 1997, by such parties as part of a Registration Statement on Form S-4 (No. 333-28613). Said Registration Statement and Prospectuses and Proxy are incorporated herein by reference and are so filed herewith as Exhibit F to this Amendment No. 5.

ITEM 5.  Interest in Securities of the Issuer
         ------------------------------------

         Item 5 of the Statement is hereby amended and supplemented by adding the following information thereto:

         As a result of the Merger described in Item 4 above, on July 11, 1997, TCI ceased to be the beneficial owner of more than five percent of the Common Stock of DMX.

ITEM 7.  Material to be Filed as Exhibits
         --------------------------------

     F. Registration Statement on Form S-4, filed by TCI, TCI Music and DMX on June 12, 1997, and thereafter amended and ordered effective on June 12, 1997, under Commission File No. 333-28613, which is hereby incorporated by this reference.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 5 to the Statement is true, complete and correct.


July 18, 1997                             TELE-COMMUNICATIONS, INC.



                                              /s/ Stephen M. Brett
                                              --------------------
                                              Stephen M. Brett
                                              Executive Vice President and
                                              General Counsel

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                                 EXHIBIT INDEX
                                 -------------

________________________________________________________________________________
EXHIBIT                          EXHIBIT                     PAGE
NUMBER
________________________________________________________________________________

7(F)      Registration Statement on Form S-4, filed by        --
          TCI, TCI Music and DMX on June 12, 1997, and
          thereafter amended and ordered effective on
          June 12, 1997, under Commission File No.
          333-28613, which is hereby incorporated by
          this reference.
________________________________________________________________________________


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